

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via E-Mail</u>
Christine M. Day, Chief Executive Officer
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia V6J 1C7

> **Re:** **lululemon athletica inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2011**
> **Filed March 17, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2011**
> **File No. 001-33608**

Dear Ms. Day:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2011 Filed March 17, 2011

Exhibits

1.   We note your disclosure that a single Taiwan manufacturer produces your Luon fabric, which is used in more than half of your products. On page 17, you indicate that you do not have any long-term formal written agreements with your suppliers and transact business with suppliers on "an order-by-order basis." With a view towards disclosure, please explain the relationship with your supplier of Luon and clarify whether it is an arrangement upon which your business is substantially dependent, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please note Question 146.04 of the Compliance &

Disclosure Interpretations of Regulation S-K (available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm).

Part III Executive Compensation, Incorporated by Reference to Definitive Proxy Statement Filed April 29, 2011, page 30

2.   Please confirm in future filings that you will provide a more thorough discussion of the mechanics of how your annual cash performance incentives operate in relation to your performance measures. Please address the following items:

- Please provide quantitative or narrative disclosure of your Individual Performance Goals described as the "company's U.S. operating income and other performance metrics," on pages 33 and 34.
- Please discuss how the compensation committee determines, or what factors it considers, as to whether it will "make adjustments to the corporate and individual performance goals" when "certain extraordinary and/or non-recurring events such as acquisitions, dispositions, and other corporate transactions that could have an effect on [your] operating budget during the preceding fiscal year," as referenced on page 32. For example, it is unclear whether the committee must follow preset policies or standards to determine how to exercise this authority or whether it effectively has absolute discretion with respect to determining final incentive compensation amounts. Also, please clarify whether you will provide explanatory disclosure, pursuant to Item 402(b)(2)(vi) of Regulation S-K, in future filings if the committee exercises this authority.
- Please clarify under what circumstances a NEO would receive up to 150% of the corporate target opportunity or less than 100%, as you only provide company performance measures to achieve a 100% bonus. It is unclear if there are varying levels of company performance measures either above or below the financial measures you provide on page 33. For example, if a NEO does not meet the 100% bonus performance measures, it is unclear whether his or her bonus would be 0% of the corporate target opportunity or if it is some sort of pro rata formula.

Please provide us with draft disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin S. Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director